UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

October 26, 2007

Mizuho Financial Group, Inc.

Mizuho Corporate Bank, Ltd.

Administrative Order from the Financial Services Agency to Mizuho Securities Co., Ltd.

Mizuho Securities Co., Ltd., a subsidiary of Mizuho Financial Group, Inc. and Mizuho Corporate Bank, Ltd., today received a business improvement order from the Financial Services Agency (“FSA”). This follows a recommendation issued on October 19, 2007 by Japan’s Securities and Exchange Surveillance Commission that the FSA should take disciplinary administrative action against Mizuho Securities Co., Ltd.

With regard to the above, we, Mizuho Financial Group, Inc. and Mizuho Corporate Bank, Ltd., were required by the FSA today to submit reports on business improvement measures for preventing a recurrence of any action that may be regarded as a violation of laws and regulations.

We take this disciplinary administrative action very seriously and deeply regret what happened, and we express our deepest and sincere apologies to our clients and all related parties for any inconvenience this may have caused.

Mizuho Financial Group, Inc. and each of its subsidiaries will work with utmost effort towards further improvement and reinforcement of our internal control system to prevent any action that may be regarded as a violation of laws and regulations.

Please address inquiries about this matter to:

Mizuho Financial Group, Inc. Corporate Communications Tel.81-3-5224-2026

Mizuho Corporate Bank, Ltd. Administration Division (PR) Tel.81-3-5252-6574